FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 15, 2005 (“TELUS Wireless High Speed brings broadband data access to the BlackBerry 7130e")	Page No 3

Document 1

Press Release / Communiqué

TELUS Wireless High Speed brings broadband data access to the BlackBerry 7130e

Powerful BlackBerry e-mail, voice and data capabilities in traditional phone form factor with tethered modem capability

Scarborough, Ontario and Waterloo, Ontario, December 15, 2005 – TELUS and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced the availability of the BlackBerry® 7130e™ operating on TELUS’ national Wireless High Speed network.

The BlackBerry 7130e delivers all the popular communications and information capabilities available through the BlackBerry wireless platform, integrated in a traditional wireless phone form factor. The handset can also serve as a tethered modem for clients looking to connect their laptop computers to the Internet and other data networks at broadband speeds.

TELUS’ Wireless High Speed network offers typical download speeds of 400 to 700 kilobits per second. Based on the CDMA 1xEVDO standard, the newest Third Generation (3G) wireless data technology available, Wireless High Speed is available in Vancouver, Calgary, Edmonton, Toronto and Montreal, and will roll out to more urban centres throughout 2006. The BlackBerry 7130e is also designed to be fully backward compatible with TELUS’ national 1X data network, which covers more than 90% of the Canadian population and offers fast mobile data connections where Wireless High Speed is not yet available.

“TELUS’ introduction of the BlackBerry 7130e device reaffirms our commitment to providing our clients with the broadest selection of data devices for high-speed mobile communications in both professional and personal environments,” said Robert Blumenthal, TELUS’ senior vice president of products and services. “Operating on TELUS’ Wireless High Speed network, the BlackBerry 7130e is the ideal device for clients who need fast access to data networks and the powerful e-mail and productivity tools associated with BlackBerry, all in a compact handset design.”

The new BlackBerry 7130e combines comprehensive phone functionality with the renowned BlackBerry platform features, including support for “push-based” wireless e-mail, Web browser, text messaging, personal organizer and other productivity applications. Seamlessly operating on TELUS’ 1X and Wireless High Speed networks, the compact and stylish BlackBerry 7130e delivers enhanced usability as well as fast Web and data capabilities.

“The BlackBerry 7130e together with TELUS’ fast Wireless High Speed network is a powerful combination for mobile professionals who want the convenience and productivity benefits of BlackBerry in a sleek mobile phone design” said Larry Conlee, Chief Operating Officer at Research In Motion. “The BlackBerry 7130e is an excellent choice for customers looking to upgrade their existing phone with a more powerful handset that combines a full-featured phone with industry-leading wireless e-mail and data applications.”

The feature-rich BlackBerry 7130e includes a large, high-resolution LCD screen, Bluetooth® support for wireless headsets or hands-free car kits, 64MB of flash memory, dedicated ‘send’ and ‘end’ phone keys, an intuitive user interface and enhanced battery life.

The BlackBerry 7130e also features SureType™ keyboard technology from RIM, which converges a traditional wireless keypad and a QWERTY-style keyboard to fit elegantly within the size of a traditional wireless phone form factor. The keyboard works in conjunction with a sophisticated, real-time software system that incorporates a large word database, linguistic intelligence and advanced learning capabilities to automatically interpret keystrokes and recognize words with a high degree of accuracy. Through an integrated keyboard and software system, SureType provides users with an instinctively familiar look and feel and allows them to dial phone numbers and type messages with ease.

For corporate clients, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange or IBM Lotus® Domino™ and works with existing enterprise systems to allow secure, push-based, wireless access to e-mail and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate or personal e-mail accounts (including Microsoft® Exchange, IBM Lotus® Domino and most popular ISP e-mail accounts) from a single device without the need for server software.

The BlackBerry 7130e is available at TELUS retail locations across Canada and on-line at telusmobility.com for $249.99 until December 31 on a three-year contract or $549.99 with no contract.

About TELUS

TELUS (TSX: T, T.NV; NYSE: TU) is a national telecommunications company with $8.0 billion of annual revenue, 4.7 million network access lines and 4.3 million wireless customers. The company provides customers with a full range of telecommunications products and services including data, voice and wireless services across Canada, utilizing next generation Internet-based technologies.

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For more information, media may contact:

Jacqueline Smith
TELUS
(647) 684-4832
jacqueline.smith@telus.com

Marisa Conway
Brodeur (for RIM)
+1 (212) 771-3639
mconway@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 15, 2005	By:	/s/ Brian Bidulka (Signature)
Brian Bidulka
Vice President, Corporate Controller